UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

METAL STORM LIMITED

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen St

Brisbane, QLD 4000, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            .

INDEX TO EXHIBITS

ITEM

1.	ASX release “Metal Storm Raises A$21.5 Million in Private Placement” dated 27 April 2004.

2.	ASX release “Metal Storm Receives New Orders from General Dynamics” dated 27 April 2004.

3.	ASX release “Metal Storm Granted Three Important New Patents in the US” dated 27 April 2004.

4.	ASX release “Shoulder Fired Capability Extends Metal Storm’s 40MM Calibre Development” dated 27 April 2004.

METAL STORM LIMITED A.C.N. 064 270 006 METAL STORM RAISES A$21.5million IN PRIVATE PLACEMENT

BRISBANE, AUSTRALIA – 27 April 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

International ballistics company Metal Storm Limited announced today the receipt of confirmation letters for the placement of 61,461,195 fully paid ordinary shares at $0.35 to raise A$21,511,418.00, primarily with institutions and sophisticated investors in Australia. The shares will be placed through Alchemy Corporate Advisors / Burdett Buckeridge Young Limited in Australia.

The successful placement will represent an increase of approximately 13.3% in the number of ordinary shares on issue today, and follows a series of presentations in Australia.

The Board welcomes the new investors to its share register. Directors believe that the placement secures the company’s immediate future and expect an improvement in the trading liquidity of the shares.

Further information on the background to the method and pricing of the capital raising is available in the Attachment to this notice.

Metal Storm CEO Chuck Vehlow said “the addition of a significant number of major institutions will greatly strengthen the company’s shareholder base. Their interest and support is a strong vote of confidence in the company and its future.”

“This capital raising will place the company in a sound financial position and will provide opportunities to accelerate our R&D and commercialisation activities.”

“The funds raised will be used to supply ongoing working capital as the company moves towards its commercial objectives.”

“Our key focus areas come from the development of two core ballistics systems, 9mm and 40mm, each of which is capable of multiple applications utilising the same system components.”

“We are working on a number of different product development projects but have prioritised five product applications which we believe present the quickest path to market. These include both military and non-military applications of our ballistics systems, specifically the following:

•	Unmanned Aerial Vehicle mounted Weapon System, remotely controlled, utilising Metal Storm 40mm Ballistics System.

•	Individual Combat Weapon – Grenade Launcher, based on Metal Storm 40mm Ballistics System

•	Fire Fighting System – utilising Metal Storm 40mm Ballistics System

•	Personalised Smartgun – utilising Metal Storm 9mm Ballistics System

•	Electronic Handgun – utilising Metal Storm 9mm Ballistics System”

“The additional capital also offers the opportunity to continue the growth of the company through further strategic acquisitions and the company currently has a process to identify suitable targets. The company will consider the option of retiring debt of A$3.7 million currently on our balance sheet relating to our subsidiary ProCam Machine LLC” Mr Vehlow said.

Metal Storm advises that all information of the kind that would be required to be disclosed under subsection 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 in relation to an offer of the securities, has been disclosed to ASX.

Attachment to market release 27 April 2004

Background

1.	The company has an average monthly cash burn of $600,000 and at the end of March 2004 had $5 million in available funds.

2.	In its recent audit report the company’s auditor, Ernst & Young, noted the company’s need to obtain additional funding in the short term to secure its long term viability.

3.	In February 2004 the board appointed Alchemy Corporate Advisors (Alchemy) of Melbourne, Australia, to conduct a review of the company’s commercial prospects and capital structure and to advise on the most appropriate form and method of raising capital to meet the company’s ongoing needs. Alchemy commenced this work in mid - February 2004.

4.	Alchemy is associated with Australian stock brokers Burdett Buckeridge Young Limited (BBY) and through them, with US stock brokers Jefferies Group Inc (Jefferies) and investment bankers Quarterdeck Partners LLC (Quarterdeck). Jefferies and Quarterdeck have a strong presence in the US corporate middle market and the defence industry.

5.	The board considered it important to build strong relationships with these organisations for the company’s long-term benefit. With representation in key locations in the US, UK and Australia, the BBY / Jefferies / Quarterdeck / Alchemy alliance has outstanding market coverage and penetration.

The Capital Raising Process

6.	Alchemy was asked to consider means of raising capital that would have the least dilutive effect on current shareholders but which would also be the most effective in terms of maximising the amount to be raised and the ability to do so in a timely manner.

7.	A visit was made in mid-March to the US and UK to discuss the company’s capabilities with representatives of Jefferies and Quarterdeck, and through consultation to better understand the company’s current capacity to raise funds in those markets.

8.	Visits were made in Los Angeles, New York, Washington DC, and London. Information provided during these visits was limited to information already in the public domain.

9.	Following the US / UK visits a review was conducted by Alchemy of the relative cost and timing issues of various methods of raising capital in each market.

10.	Alchemy advised the Board in early April that its best prospect for a capital raising in the short term was through a placement to institutional investors in Australia, followed by possible later placements in the US. The amount able to be raised in the US would depend on the amount raised in Australia relative to the limit imposed by the ASX Listing Rules.

11.	The Board authorised Alchemy on 14 April 2004 to proceed with organising a presentation roadshow in Australia through BBY.

12.	Presentations were made in Brisbane, Sydney and Melbourne, commencing 16 April and concluding 22 April.

13.	PowerPoint slides used to support this presentation are attached as Schedule 1.

14.	The Board met and passed a resolution on 21 April 2004 authorising Alchemy to seek investors at a price of $0.35 per share, to a maximum level allowed by the ASX Listing Rules.

Completion of the capital raising remained subject to receipt of confirmation letters from potential investors and the board resolving to allot the shares.

15.	Alchemy’s work included a review of potential commercial applications of certain of the company’s products. A report was provided on certain prospective financial information regarding five prioritised commercialisation projects and based on general order of magnitude assumptions.

16.	Based on this report, prospective financial information was include in the presentations to potential investors under a general disclaimer and warning regarding prospective statements contained in the presentations. A copy of the prospective financial information, the general disclaimer and warning and an outline of the material assumptions used in preparing the prospective financial information is attached as Schedule 2.

The Share Placement & Issue Price

17.	Alchemy recommended a private placement to institutional and sophisticated investors at an issue price of $0.35.

18.	The rationale for this advice was:

a.	The company had no history of profits on which to base a price.

b.	In the period 1 January 2003 to 14 April 2004 the company’s shares traded at a mean average price of $0.439.

c.	In the period 1 January 2004 to 14 April 2004 the company’s ordinary shares traded at a mean average price of $0.441267.The recommended price of $0.35 per share was a discount to the mean price of approximately 20%.

d.	Market price is taken to mean the average price over an extended period, eliminating price spikes in either direction

e.	A 20% discount to the medium term mean price is considered appropriate for a private placement and is in accord with previous discounts offered by the company on private placements.

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie Metal Storm Limited TEL: 07 3221 9733 igillespie@metalstorm.com	Frank Sufferini Orient Capital TEL: 02 9964 0200 sufferini@orientcap.com	Stephanie Paul Phillips Group TEL: 07 3230 5000 spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the pany’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Schedule 1

Roadshow Presentation April 2004

Disclaimer

This presentation is provided to you for information purposes only and should not be construed as and shall not form part of an offer or solicitation to buy or sell any securities or derivatives. It should not be considered as an offer or invitation to subscribe for or purchase any securities in Metal Storm Limited or as an inducement to make an offer or invitation with respect to those securities. No agreement to subscribe for securities in Metal Storm Limited will be entered into on the basis of this presentation.

To the maximum extent permitted by applicable laws, Metal Storm Limited makes no representation and can give no assurance, guarantee or warranty, express or implied, as to, and take no responsibility and assume no responsibility for, the authenticity, validity, accuracy, suitability or completeness of, or any errors in or omission, from any information, statement or opinion contained in this presentation.

Certain statements may be made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company’s technology, the ability of the Company to protect its proprietary technology, the market for the Company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with ASIC and the US Securities and Exchange Commission.

The contents of this presentation are confidential. This presentation is being provided to you on the condition that you do not reproduce or communicate it or disclose it to, or discuss it with, any other person without the prior written permission of Metal Storm Limited.

Metal Storm Ltd.

Australia’s only listed defence company

Founded 1994, listed ASX (1999), NASDAQ (2001)

Operations in Australia and USA

Owner of unique electronic ballistics technology

Extensive Intellectual Property portfolio

Market cap of approx. $230 million

Metal Storm Ltd.

Principal market focus

US defence

US law enforcement

Structured to operate in the US

Revenues from funded development programs and ProCam

Clear commercialisation pathway

Powerful Board & management team

Directors Admiral Bill Owens (US Navy Ret.) - Chairman

Mr. Mike O’Dwyer

Gen. Wayne Downing (US Army Ret.)

Lt.Gen. Dan Christman (US Army Ret.)

Dr. Dan Alspach

Mr. Terry O’Dwyer

Senior Management

Chuck Vehlow - US

Ian Gillespie - Australia

Technology Platform owned by MS

39 Patent Families

54 granted patents covering 11core inventions (incl 12 in the US)

250 patents pending – global coverage

R&D thru both internal and external programs

approx $100m of R&D value committed by Aust & US agencies

No known conventional equivalent

Technology Basics

Totally non-mechanical ballistics system

Projectiles stacked in barrel

No magazine, no shell casings

Fired electronically

Selectable firing patterns

Capable of accurately controlled and extremely high rates of fire

Interfaces easily with other electronic systems

Naturally network compatible

The projectiles are stacked in-line in the barrel

Rounds on Target Vs Time

At 240,000 RPM the projectiles overlap in flight, and provide 4,000 times the Rounds-on-Target capability of the MK 19

Live Firing 11 July 2003

At 15,000 RPM separation is approx 1ft

At 3,000 RPM separation is approx 4ft 9in

Copyright Metal Storm Ltd July 2003

At the MK19 rate of 60 RPM, projectile 2 is some 23 widths of this page distant, on the same scale as the MS firings above.

Metal Storm Firepower Demonstration

30 rounds @ 6,000 round per minute

15 rounds @ 240,000 rounds per minute

Integral System Components

3 Key Components

Inductive barrel systems

Specialised munitions

Fire control units

Integrated with other systems to create an end-product

Metal Storm components are the key enablers (Intel example)

Key Achievements Since Listing

Activities have been focused on:

Development of core systems – 9mm & 40mm

Generating a high profile in the US defence and law enforcement markets

Building relationships with key industry players

Generating pull-through demand from end-users

Gaining govt. funding support

Working on funded development programs – Aust & US

Internal product development to meet specific customer needs

Multi-Barrel Grenade Pods

Less than Lethal Crowd Control

Unmanned Aerial Vehicles (UAV’s)

Unmanned Ground Vehicles (UGV’s)

Aircraft Self Defence

Ship Defence

Access Denial System

Integrated Combat Weapon

Rock Breaking (Mining)

Current Projects

Fire Fighting

Generic System with Multiple Applications

External R&D Programs ADWS (DSTO/DARPA) AICW (DSTO)

Core “40mm System” Development Platform

Live Test Firings 16 Barrel Pod 24 Barrel Pod single barrel Inductive Ignition Rapid Reload Fire Control System

Internal R&D Program

Military & Law Enforcement Smartgun

Civilian Smartgun

Electronic Handgun

Missile Defence System

UGV Mounted for MOUT*

UAV Mounted Multi-Barrel Pod

Multi-Barrel Perimeter Defence System

Current Projects

Generic System with Multiple Applications

Concept Prototypes O’Dwyer VLe Smartgun

2 barrel handgun 4 barrel handgun 6 barrel pod 36 barrel pod

Core “9mm System” Development Platform

Live Test Firings Smartgun

O’Dwyer VLe Personalised 36 Barrel Pod 6 Barrel Pod 9 Barrel Handheld

Metal Storm munitions Fire Control System

Internal R&D Program

* Military Operations in Urban Terrain

Defence Industry – Market Dynamics

(5-15 year gestation)

Concept

Early stage development

Technical demonstration

Capability request

Funded development

Concept Prototype

Commercial agreement

Product development & testing

Supply

Possible Accelerated Development to meet evolving needs

End-user Demand Pull

Target Markets Size Estimates

US Defence R&D US$50+ Billion

US Defence Procurement US$90+ Billion

US Law Enforcement US$1+ Billion

US Civilian Handgun US$1+ Billion

Aust Defence Budget Aus$12 Billion

Relationships & Agreements:

US/Australian Gvt/Gvt Agreement via DARPA

Scientific Applications International Corp. Teaming Agreement

Research and Evaluation Agreement [DSTO]

NJIT / Taurus Handgun Collaboration Agreements

Dragonfly Pictures Inc – UCAV MOU

Pyrogen Firefighting Collaboration Agreements

StratCom Stratospheric Airship

Schappell Robotics

Curtiss Wright / Vista Controls [2003]

+ others not in Public Domain

Govt. Defence R&D Contract Activity

Advanced Individual Combat Weapon [DSTO]

Area Denial Weapons System [DSTO / DARPA]

60mm Mortar [DSTO]

.50 Cal. High Pressure [DSTO]

National Institute of Justice ‘Smart gun’ [NIJ]*

StratCom Stratospheric Airship Defence [U.S. MDA]

Missile Defense Agency Study [U.S. MDA]

Crowd Control [U.S. Army]

Integrated Retaliatory System [U.S. Navy]

5 Prioritised Commercialisation Projects

40 mm Systems

1. UAV Mounted Weapon System

2. Individual Combat Weapon

3. Fire Fighting System

9 mm Systems

4. Personalised Smartgtun

5. Electronic Handgun

1. Weaponised UAV

40mm platform

Dragonfly Project

In-flight demos

Accelerated development

Targeting fielded weapon system 2005

Examples of Unmanned Aerial Vehicles (UAV’s)

2. Individual Combat Weapon

40mm platform transitioning to 25mm

Part of “Future Combat Soldier” program

Development with US defence major

LIcence agreement

3. Fire Fighting System

40mm system

Utilising generic components

Special munitions development

Collaboration with Pyrogen

Halon alternative

Unique capabilities

Global market

Smartgun 4. Personalised

9mm platform

Non-military market

Driven by legislation

Safety focus

2 year commercialistaion path

5. Electronic Handgun

9mm platform

General civilian handgun market

Less smart but still revolutionary

Broad distribution

2 year commercialisation path

Disclaimer

This presentation is provided to you for information purposes only and should not be construed as and shall not form part of an offer or solicitation to buy or sell any securities or derivatives. It should not be considered as an offer or invitation to subscribe for or purchase any securities in Metal Storm Limited or as an inducement to make an offer or invitation with respect to those securities. No agreement to subscribe for securities in Metal Storm Limited will be entered into on the basis of this presentation.

To the maximum extent permitted by applicable laws, Metal Storm Limited makes no representation and can give no assurance, guarantee or warranty, express or implied, as to, and take no responsibility and assume no responsibility for, the authenticity, validity, accuracy, suitability or completeness of, or any errors in or omission, from any information, statement or opinion contained in this presentation.

Certain statements may be made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company’s technology, the ability of the Company to protect its proprietary technology, the market for the Company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with ASIC and the US Securities and Exchange Commission.

The contents of this presentation are confidential. This presentation is being provided to you on the condition that you do not reproduce or communicate it or disclose it to, or discuss it with, any other person without the prior written permission of Metal Storm Limited.

Roadshow Presentation April 2004

METAL STORM LIMITED A.C.N. 064 270 006 METAL STORM RAISES A$21.5million IN PRIVATE PLACEMENT SCHEDULE 2

BRISBANE, AUSTRALIA - 27 April 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Schedule 2

5 Year Work Up $A’000 *

Product Application	2004	2005	2006	2007	2008	2009
1. UAV	(187)	4,036	4,686	6,820	9,229	11,924
2. ICW	0	(625)	6,980	16,341	26,472	41,667
3. FF	(800)	4,210	7,371	12,531	20,517	31,797
4. PSG	0	(750)	3,106	4,501	6,751	9,386
5. EHG	0	(575)	2,692	6,216	13,489	28,519
TOTAL	(987)	6,296	24,843	46,419	76,466	123,283
OPEX	(11,850)	(9,442)	(10,252)	(11,791)	(13,560)	(15,594)
Total	(12,837)	(3,146)	14,591	34,628	62,898	107,689

*	Designated applications only - as at April 2004

Schedule 2

All 5 Projects

EBIT Estimates / Risks

• Positive Earnings 2006 • Major Risks • Project scope may vary • Mix may vary • Timing may change

The following financial estimates and assumptions are provided to give an indication of the potential of certain specific projects and do not represent a predictive statement of the company’s future earnings.

The financial estimates given below relate to 5 product commercialisation projects to which management have currently given priority. They do not relate to the company as a whole or any additional projects. These estimates are based on general order of magnitude assumptions that management have made in relation to each project.

The underlying general order of magnitude assumptions used are subject to significant uncertainties and contingencies often outside the control of Metal Storm. If events do not occur as assumed, actual results achieved by Metal Storm may vary significantly from the estimates. Accordingly, we do not confirm, nor guarantee the achievement of the estimates, as future events by their very nature are not capable of substantiation.

These risks include changes in the mix of projects that go forward, the timing of those projects, and the scope of those projects.

The methodology used to develop this information was to develop assumptions based on the company’s knowledge and experience of the area concerned, general research findings and general order of magnitude estimates of market sizes, costs and selling prices. The company believes these estimates to be based on reasonable grounds.

Estimates have been made over a 5 year period due to the relative lead times of the various projects.

Confidential commercial information on estimated production costs, selling prices, royalty fees etc. have not been detailed.

1.	Unmanned Combat Aerial Vehicle – Weapon System.

The company is developing a weapon system for mounting on unmanned aerial vehicles to provide a combat capability. The weapon system is based on the Metal Storm 40mm Ballistics System and incorporates remote control elements.

The company is currently working with US designer / manufacturer of unmanned helicopters, Dragonfly Pictures Inc, to create a weaponised version of its DP4 UAV for demonstration of this capability. It is anticipated that a successful demonstration will result in demand for an accelerated development program to produce an integrated weapon system for operational deployment in the short term.

Estimated financial outcomes of this project are based on the following general order of magnitude assumptions:

•	The US military will support an accelerated development program for the product.

•	The development program will receive US government funding support.

•	The number of product unit sales per year is estimated to be sufficient to supply operational and training requirements of the US Army.

•	Revenue will commence in 2005.

•	The project has a life cycle of 3-4 years.

•	Selling price is based on a fair return on the estimated development costs of the system and a 5% annual growth factor.

•	Production will be outsourced.

•	Production costs are based on expectations derived from information on comparable manufacturing activities.

•	A royalty on sales of systems and ammunition consumables is achieved.

•	Product development costs are included in overall corporate costs and have not been separately identified in this information.

2.	Individual Combat Weapon – Grenade Launcher

The Company is developing a single barrel Grenade Launcher based on the Metal Storm 40mm Ballistics System. It is planned that this will transition to a 25mm version suitable for inclusion in the US “Future Combat Soldier” program. The company is investigating the possibility of entering into a development program with other US defence companies to progress this development, with the aim of entering into licence agreements for the use of the company’s technology in an end product that is sold to the US military.

The estimated financial outcomes of this project are based on general order of magnitude assumptions as follows:

•	Revenue will commence in 2006.

•	Military customers will phase the ICW in over a number of years.

•	The primary market is the US military. No other markets are included in the financial estimates.

•	Production of the ICW and ammunition will be outsourced.

•	Sales revenue is based on volumes required to replace a proportion of existing weapons used for similar applications.

•	Sales price is based on the current price of similar weapons currently used.

•	A premium price for the new technology is obtainable.

•	Selling prices will increase by 5% per annum.

•	A royalty will be received from sales of ammunition.

•	Development costs will be incurred in 2005.

3.	Fire Fighting System

The company is developing a Fire Fighting system based on the use of generic components of its 40mm Ballistics System and utilising the fire retardant products of Pyrogen Pty Ltd (Pyrogen). The company has a collaboration memorandum with Pyrogen on the development of special munitions canisters to carry the fire retardant products.

The estimated financial outcomes of this project are based on the following general order of magnitude assumptions:

•	Initial take up will occur in 2005.

•	Initial sales volumes are based on current interest from potential customers.

•	Prices above military application will be achieved.

•	Revenue will commence in 2005.

•	Demand and supply is expected to double annually.

•	Development cost savings are achievable through generic 40mm Ballistics System

•	Production will be outsourced or in conjunction with an industry partner.

•	A royalty will be received on sales of fire retardant canisters.

•	Sales of fire retardant canisters include those used for both firefighting and training purposes.

•	Development costs will be incurred in 2004.

4.	Personalised Smartgun

The company is developing a production prototype “smartgun” version of its VLe handgun based on its 9mm Ballistics System in conjunction with the New Jersey Institute of Technology (NJIT) and Taurus International. The smartgun would be personalised using the NJIT’s Dynamic Grip Recognition authorising technology. This product is aimed at meeting the requirements specified under legislation in the State of New Jersey initially, and then other markets.

The estimated financial outcomes of this project are based on the following general order of magnitude assumptions.

•	Sales volume estimates are based on a proportion of annual sales of handguns in the USA, New Jersey, and other information available.

•	The smartgun will receive regulatory approval.

•	Revenue will commence in 2006.

•	Sales price estimates are based on the current selling prices of existing handgun products in the market. A premium price for the new technology is obtainable and has been included.

•	Selling prices will increase by 5% per annum.

•	A royalty will be received from sales of ammunition.

•	Development costs will be incurred in 2005.

4.	Electronic Handgun

An opportunity exists to produce a “less smart” version of the company’s VLe handgun that utilises the core development work being done on the Personalised Smartgun, but is built for the general US handgun market.

The estimated financial outcomes of this project are based on the following general order of magnitude assumptions.

•	Production of the electronic handgun will be facilitated by a third party manufacturer under licence from the company.

•	The electronic handgun will receive regulatory approval.

•	Revenue will commence in 2006.

•	Sales volume estimates are based on a proportion of annual sales of handguns in the USA, New Jersey, and other information available.

•	Sales price estimates are based on the current selling prices of existing handgun products in the market.

•	A premium for the new technology is obtainable and has been included.

•	Selling prices will increase by 5% per annum.

•	A royalty will be received from sales of electronic handgun ammunition.

•	Development costs will be incurred in 2005.

Ends

www.metalstorm.com

Company Contact: Ian Gillespie Metal Storm Limited TEL: 07 3221 9733 igillespie@metalstorm.com	Investor Contact: Frank Sufferini Orient Capital TEL: 02 9964 0200 sufferini@orientcap.com	Media Contact: Stephanie Paul Phillips Group TEL: 07 3230 5000 spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the pany’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006 METAL STORM RECEIVES NEW ORDERS FROM GENERAL DYNAMICS

BRISBANE, AUSTRALIA - 27 April 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX).

Metal Storm Limited announced today that it has received new orders totalling A$730,680 (US$538,000) from General Dynamics Ordnance and Tactical Systems, a business unit of General Dynamics (NYSE:GD), for its subsidiary ProCam to manufacture high precision assemblies to be used in tactical missile systems and helicopter airbags.

Metal Storm’s Chief Executive Officer, Mr Charles Vehlow stated, “These contracts highlight the high regard which General Dynamics and other defence contractors have for our capabilities and expertise in specialist manufacturing engineering.”

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie Metal Storm Limited TEL: 07 3221 9733 igillespie@metalstorm.com	Frank Sufferini Orient Capital TEL: 02 9964 0200 sufferini@orientcap.com	Stephanie Paul Phillips Group TEL: 07 2320 5000 spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

About General Dynamics

General Dynamics, headquartered in Falls Church, Virginia, employs approximately 67,600 people worldwide and had 2003 revenues of US$16.6 billion. The company has leading market positions in mission-critical information systems and technologies, land and amphibious combat systems, shipbuilding and marine systems, and business aviation. More information about the company is available on the Internet at www.generaldynamics.com.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006 METAL STORM GRANTED THREE IMPORTANT NEW PATENTS IN THE US

BRISBANE, AUSTRALIA – 27 April 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Metal Storm announced today that three new technology patents have passed the rigorous US examination procedures and have been granted US patent status.

The securing of patents in the US provides Metal Storm with exclusive control of the unique technology contained in each patent.

The three patents include technology covering:

•	Independently controlled barrels within a multi barrel, transportable pod system. This enables each barrel to have a specific individual target such as zones in a land mine area or as part of a fire fighting system. The patent covers off both commercial and military applications.

•	An alternative projectile sealing system for single and multi barrel use.

•	Use of Metal Storm technology in seismic exploration through the use of a single barrel or pod system to create underground shockwaves at required frequencies. The technology is able to be mounted and used from vehicles and aircraft.

Metal Storm’s Chief Executive Officer, Mr Charles Vehlow said, these patents, particularly the first two, relate directly to the company’s current R&D effort to commercialise or licence products into the US military and civil markets. These three patents add to the 12 already granted to Metal Storm in the US with more pending in relation to the company’s technology.

“The patents form part of an expanding portfolio of patents which secure our technology and our commercial future. I expect equivalent patents to be granted in a number of other countries shortly,” said Mr Vehlow.

Ends

www.metalstorm.com

Company Contact: Ian Gillespie Metal Storm Limited TEL: 07 3221 9733 igillespie@metalstorm.com	Investor Contact: Frank Sufferini Orient Capital TEL: 02 9964 0200 sufferini@orientcap.com	Media Contact: Stephanie Paul Phillips Group TEL: 07 3230 5000 spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006 SHOULDER FIRED CAPABILITY EXTENDS METAL STORM’S 40MM CALIBRE DEVELOPMENT

BRISBANE, AUSTRALIA - 27 April 2004 - Metal Storm Limited ( ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Metal Storm has expanded its generic 40mm weapon system with the test firing of a shoulder fired, single barrel, multi shot weapon, which enables a soldier to repeatedly engage a moving target without reloading.

Metal Storm Chief Executive Officer, Mr Charles Vehlow, said the development of the shoulder fired, four shot Electronic Grenade System reinforced the company’s technology development focus on the critically important 40mm calibre.

“The outcome is a natural progression of our Metal Storm 40mm Ballistic System development and draws on recent achievements from the company’s internal technical development program, particularly the work being done as part of the planned firing demonstrations in the US in coming months,” Mr Vehlow said.

The Electronic Grenade System utilises the same light weight non metallic material and multi shot cartridge that formed part of other Metal Storm 40mm Ballistic System developments announced by the company in March this year.

Mr Vehlow said that the Electronic Grenade System highlighted the portability of the company’s 40mm Ballistic System development between various applications, including those used for unmanned ground vehicles, UAVs, access denial systems and shoulder fired weapons.

“Metal Storm is very focused on developing specific product applications which have the best commercial potential, and which are capable of producing numerous product applications from the company’s core 40mm development program,” Mr Vehlow said.

Metal Storm will apply the test outcomes in the development of a more advanced system, including increased firepower, rapid reload an a recoiling barrel design. The advanced system is intended to fire a range of different types of grenades, including stun, high explosive, and less-than-lethal. Metal Storm expects that future shoulder fired systems will be developed as a clip on/off attachment for existing military small arms.

Ends

www.metalstorm.com

Company Contact: Ian Gillespie Metal Storm Limited TEL: 07 3221 9733 igillespie@metalstorm.com	Investor Contact: Frank Sufferini Orient Capital TEL: 02 9964 0200 sufferini@orientcap.com	Media Contact: Stephanie Paul Phillips Group TEL: 07 3230 5000 spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED
(Registrant)

Date May 7, 2004	By	/s/ Sylvie Moser-Savage

(Signature)

	Name	Sylvie Moser-Savage

	Title	Company Secretary